SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

Further to its Current Report on Form 6-K, dated February 14, 2023, InMode Ltd. (the “Company”) announces that on April 3, 2023, the Company held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company's shareholders voted on the following 6 proposals:

(1)
To re-elect Dr. Hadar Ron to serve as a Class I director of the Company and to hold office until the annual general meeting of shareholders to be held in 2026 and until her successor is duly elected and qualified, or until her earlier resignation or retirement.

(2)
To approve that the Company’s authorized share capital be increased from NIS 1,000,000 divided into 100,000,000 Ordinary Shares of a nominal value of NIS 0.01 each, to NIS 2,000,000 divided into 200,000,000 Ordinary Shares of a nominal value of NIS 0.01 each, and that Article 5 of the Company’s Articles of Association be amended accordingly.

(3)
To approve the amendment to the terms of engagement of Mr. Moshe Mizrahy, the Chief Executive Officer of the Company and Chairman of the Board, as described in the Proxy Statement, dated February 14, 2023.

(4)
To approve the amendment to the terms of engagement of Dr. Michael Kreindel, the Chief Technology Officer of the Company and member of the Board, as described in the Proxy Statement, dated February 14, 2023.

(5)
To approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 2,000 restricted share units under the Company's 2018 Incentive Plan, totaling 6,000 restricted share units, half of which shall vest on February 13, 2024, and the remaining half shall vest on February 13, 2025, subject to their continued services on the date of vesting.

(6)
To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on February 14, 2023. On February 24, 2023, the record date for the Meeting (the “Record Date”), there were 83,231,630 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 60,269,726 of the Company’s outstanding ordinary shares, representing approximately 72.41% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened, and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Companies Law and the Company’s Articles of Association, each of Proposals 1, 2, 3, 4, 5 and 6 was approved.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:	/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

Dated April 4, 2023